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Exhibit 16(i)
                   ADDENDUM TO SHAREHOLDER SERVICING AGREEMENT

This Addendum to Shareholder Servicing Agreement (the "Addendum") is made this ____ day of __________, 2003 between State Street Global Markets, LLC (the "Distributor") and _____________________ (the "Agent"). Except as otherwise provided in this Addendum, all capitalized terms shall have the meaning ascribed thereto in the Shareholder Servicing Agreement between the Distributor and the Agent dated ________________ (the "Agreement").

WHEREAS, pursuant to the Agreement, the Agent is authorized to perform shareholder account servicing functions with respect to each portfolio series of the SSgA Funds identified on Schedule A hereto, as amended from time to time (the "Schedule A Funds"); and

WHEREAS, the Agent has established an additional class of Shares of the SSgA Funds designated as the "Class R Shares"; and

WHEREAS, the Agent and the Distributor desire for the Agent to perform shareholder account functions with respect to the Class R Shares of each Schedule A Fund in accordance with the terms of the Agreement, as amended and/or supplemented by this Addendum;

NOW, THEREFORE, the Distributor and the Agent hereby agree as follows:

1. Except as otherwise provided in this Addendum, (i) all terms and conditions of the Agreement shall apply with respect to Class R Shares, and (ii) the term "Shares," as used in the Agreement, shall include Class R Shares, and the term "Fund," as used in the Agreement, shall include each Schedule A Fund.

2. Notwithstanding anything to the contrary in the Agreement, for its services under the Agreement with respect to the Class R Shares of each Fund, the Agent shall be entitled to receive a fee payable by the Distributor or the SSgA Funds in the amount set forth in Schedule A hereto. All amounts paid or payable to the Agent pursuant to this Addendum shall be paid or payable as compensation for the Agent's services under the Agreement and this Addendum without regard to the actual expenses incurred by the Agent in connection therewith.

3. The Agent represents and warrants that the performance of its services under the Agreement and this Addendum and the receipt of compensation in connection therewith does not and will not violate the Employee Retirement Income Security Act of 1974, as amended, or any regulation thereunder and is consistent with the Agent's obligations to its Customers under applicable state and Federal law. The Agent further represents and warrants that its activities conducted pursuant to the Agreement and this Addendum either (i) do not require the Agent to register as a broker, dealer or transfer agent under applicable law or (ii) do require registration as a broker, dealer or transfer agent under applicable law and Agent is duly registered as such.

4. The Agent covenants that Class R Shares of a Fund will not be offered or sold to any Customer unless such offer or sale has been preceded by or is accompanied with (i) a current prospectus with respect to such Class R Shares and (ii) disclosure of the compensation payable to the Agent hereunder.

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IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed by their officers thereunto duly authorized as of the date written above.

STATE STREET GLOBAL MARKETS, LLC


By:_____________________


[AGENT]


By:_____________________


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                                   SCHEDULE A

NAME OF FUND                                          FEE*


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*   As a percentage of the average daily net assets of the Fund represented by
    Class R Shares owned beneficially by Customers of the Agent